March 7, 2007

VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Attention:	Jennifer Hardy, Legal Branch Chief

Brigitte Lippmann, Staff Attorney

Re:	Stifel Financial Corp.

Preliminary Schedule 14A

Filed on January 29, 2007

File No. 0-09305

Dear Ms. Hardy and Ms. Lippmann:

This letter sets forth the responses of Stifel Financial Corp., a Delaware corporation (“Stifel”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 23, 2007 (the “Comment Letter”), with respect to the above-referenced filing (the “proxy statement”).

For the convenience of the Staff, we have set forth below the text of each of the Staff’s comments included in the Comment Letter, followed by the response. This letter and Stifel’s amended proxy statement on Schedule 14A (the “Revised Proxy Statement”) are being filed with the Commission electronically today.

In addition to the EDGAR filing, we are delivering via hand delivery a hard copy of this letter, along with:

•	one clean courtesy copy of the Revised Proxy Statement (the “clean copy”); and
•	one copy of the Revised Proxy Statement marked to show changes from the last filing (the “marked copy”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold, followed by the corresponding response. Defined terms used in this response letter and defined in the proxy statement are used in this response letter as defined in the proxy statement, unless otherwise defined in this response letter.

Securities and Exchange Commission

March 7, 2007

General

1.	Please tell us why shareholders are not required to vote on the acquisition of Ryan Beck.

Response: Under the General Corporation Law of the State of Delaware and Stifel’s current certificate of incorporation and bylaws, Stifel’s board of directors has the authority to manage the business and affairs of Stifel and to authorize the issuance of capital stock without the affirmative vote of Stifel’s stockholders.

As you are aware, Stifel’s common stock is listed on The New York Stock Exchange (“NYSE”). NYSE Rule 312.03(c) requires stockholder approval for issuances of the common stock of a listed company, in connection with an acquisition, in excess of 20% of Stifel’s outstanding shares of common stock. The consideration in the merger (the “Merger”) of Ryan Beck Holdings, Inc. (“Ryan Beck”) with and into SF RB Merger Sub, Inc. (“Merger Sub”) is structured such that Stifel issued shares of Stifel common stock (in addition to cash) to the shareholders of Ryan Beck (including those who converted Ryan Beck options prior to closing). The merger consideration payable in Stifel shares constituted not more than 19.9% of Stifel's outstanding common stock or voting securities at the actual time of issuance, and therefore was under the 20% threshold requiring shareholder approval under NYSE Rule 312.03(c). No Ryan Beck options (or other equity incentive securities) were converted, and no shares were issued under Ryan Beck’s plans acquired in the Merger following closing (and thus there would be no attribution for such shares for purposes of NYSE Rule 312.03(c), as described in NYSE Rule 303A.08). Further, if shareholder approval is not obtained for the warrants or earn-out consideration described in the proxy statement, Stifel may pay cash in lieu of such shares. We have confirmed this analysis with the NYSE.

2.	Also, please confirm to us that the issuance of approximately 2.5M shares to Bancorp in the merger does not exceed 20% of your outstanding common stock.

Response: As of February 27, 2007, the date prior to the effective date of the Merger, there were 12,439,152 shares of Stifel common stock issued and outstanding. Under the merger agreement , Stifel was entitled to deliver cash consideration in lieu of the shares, such that the number of shares issued would not exceed 20% of Stifel’s outstanding common stock. Stifel issued an aggregate of 2,467,600 shares of its common stock (which represents 19.9% of 12,400,000) in connection with the Merger, which constituted slightly less than 19.9% of Stifel’s outstanding shares of common stock at the time of issuance.

3.

It appears that you are not S-3 eligible since the Form 8-K dated May 9, 2006 was filed late. If you are not S-3 eligible, Item 13 information may only be incorporated by reference if the required information is delivered to shareholders in accordance with Item 13(b) of Schedule 14A, unless you receive a waiver from the Office of Chief Counsel. Please advise.

Response: We note that the Form 8-K referenced related to furnishing a press release under Item 2.02 of Form 8-K. We note that prior to the 2004 amendments to Form 8-K, the Staff took the position than an issuer’s failure to timely file an 8-K required by Item 12 (the predecessor to Item 2.02) would not affect an issuer’s eligibility to use Form S-3. See FAQ 26 of FAQs Regarding

Securities and Exchange Commission

March 7, 2007

the Use of Non-GAAP Financial Measures (June 13, 2003). The rationale for that position was that the Item 12 information (similar to current Item 2.02) is “furnished,” not “filed,” for purposes of Section 18 of the 1934 Act; accordingly an Item 12 Form 8-K is not “required to be filed” for purposes of Instruction I.A.3(b) of Form S-3. When Form 8-K was amended in 2004, Item 2.02 was not included in the list of specified items that would not affect S-3 eligibility. We believe, however, that the rationale that is articulated in the 2003 FAQs should hold for information furnished under Item 2.02, and that accordingly, a failure to timely file such an 8-K should not affect Stifel’s S-3 eligibility. We understand that the Staff previously confirmed the position that Item 2.02 is not mentioned in 3(b) because it calls for furnishing, not filing, and therefore does not require an exception to S-3’s timely “filing” requirement.

4.

Under Note A to Schedule 14A, the information required by Item 14 of Schedule 14A is required in your proxy statement with respect to your proposal to issue shares in connection with the acquisition of Ryan Beck. Please revise your proxy statement to include the information, including financial information, required by Item 14 or advise us of why you have not included this information. We may have further comments after we review your response.

Response: We have not included this information because we believe that Note A to Schedule 14A is inapplicable to this proxy statement. Note A to Schedule 14A states that, where one item is voted upon “and such matter involves other matters with which information is called for by other items of this schedule, the information called for by such other items shall also be given.” Note A to Schedule 14A uses the example that the authorization of additional securities necessary to complete a merger requires the information called for by Item 14 (Mergers and Acquisitions). Because Stifel was and continues to be able to pay cash in lieu of the warrants and contingent consideration, stockholder approval of the share issuances sought in the proxy statement is not necessary for the Merger to proceed; in fact, as discussed with Ms. Lippman, the Merger has in fact closed effective February 28, 2007. Accordingly, we believe the note is not applicable to the Merger and the approvals being sought in this instance, and that, since the Merger itself was not subject to shareholder approval, should not be material to Stifel’s shareholders who are voting on the transaction. We have noted that this approach to disclosure was used, for example, by Terra Industries Inc. (May 2005) and Scottish Re Group Ltd (March 2005).

5.

Please disclose whether or not you received any report or appraisal regarding the acquisition of Ryan Beck. If so, please provide the information required by Item 14(b)(6) of Schedule 14A. We note the disclosure in your press release that Citigroup Corporate and Investment Banking acted as exclusive financial advisor to Stifel Financial in connection with the transaction.

Response: Because we believe that disclosure under Item 14 is not required (see our response to number 4), we believe that this information is not required in the proxy statement.

Securities and Exchange Commission

March 7, 2007

6.

Please include a section describing interests of certain persons in the forepart of the document describing the benefits that officers and directors receive in the transaction and any conflicts of interest. See Item 5 of Schedule 14A.

Response: We have revised the proxy statement in response to the Staff’s comment on pages 6 and 12 of the Revised Proxy Statement.

7.

Please include a Summary section disclosing the key terms of the transaction from an investor’s point of view. For example, disclose the total transaction value, including the value of the 2.5M shares you are issuing to Bancorp and the changes to the board as a result of the transaction. Consider whether other aspects of your transaction are material to shareholders and should be discussed in the Summary.

Response: Although we believe that disclosure under Item 14 is not required (see our response to number 4), we have included the Summary Section beginning on page 2 of the Revised Proxy Statement. We have also disclosed the total transaction value (see pages 2 and 3). We have addressed potential changes to our board of directors at pages 6 and 12 of the Revised Proxy Statement.

8.

Please disclose throughout the filing the maximum shares issuable in connection with the acquisition, including the earn-out payments, based on a recent stock price and the company’s best estimates. Also clarify throughout the filing that 1.2 million shares are reserved for issuance under the stock incentive plan.

Response: We have revised the proxy statement in response to the Staff’s comment on pages 3, 5, 9 and 11 (for the maximum earn-out shares) and 2, 5 and 15 (for the share reservation) of the Revised Proxy Statement.

Please note that, throughout the Revised Proxy Statement, we have included revisions make it clear that Proposal I seeks stockholder approval of only up to 1,500,000 shares of Stifel’s common stock. The Revised Proxy Statement now seeks stockholder approval for up to 500,000 shares issuable upon the exercise of the warrants, and up to 1,000,000 shares for the payment of contingent earn-out amounts, all as described in greater detail on pages 10 and 11 of the Revised Proxy Statement. As discussed on page 11 of the Revised Proxy Statement, because the investment banking earn-out is uncapped, the total number of shares potentially needed to pay such contingent earn-out payments is indeterminate. However, the definitive merger agreement allows Stifel to make those payments in any combination of shares and cash. Accordingly, Stifel has decided to seek stockholder approval for the issuance of only up to 1,000,000 shares of common stock for payment of such earn-out consideration. To the extent that 1,000,000 shares is not sufficient to pay the earn-out consideration in full, Stifel will either pay the difference in cash or seek stockholder approval for the issuance of additional shares at that time. In addition, you will note that Stifel has used an assumed stock price of $41.55 per share, which represents the per share price that Stifel is using for financial statement reporting purposes. That amount (as explained in the Revised Proxy Statement) is equal to the five day average of the closing price commencing two days before the announcement date of the transaction and ending two days after the announcement.

Securities and Exchange Commission

March 7, 2007

We note for the Staff that the closing price for a share of Stifel common stock on March 6, 2007 was $42.55.

Proposal 1, page 9

Background, page 9

9.

Please quantify the shares you currently have authorized and issued and discuss the potential dilutive effects of the proposal, including the potential issuance of shares according to the contingent earn-outs, to existing shareholders.

Response: We have revised the proxy statement in response to the Staff’s comment on pages 10 and 16-17 of the Revised Proxy Statement.

10.	Please quantify the maximum percentage of beneficial ownership of the company to be held by the shareholders of Ryan Beck as a result of the transaction.

Response: We have revised the proxy statement in response to the Staff’s comment on page 10 of the Revised Proxy Statement.

11.	Please clarify whether the warrants are immediately exercisable.

Response: If and when the warrants are issued, they will be immediately exercisable. We have revised the proxy statement throughout in response to the Staff’s comment on pages 1, 2, 5, 9 and 11 of the Revised Proxy Statement to make this clarification.

12.	Please identify the option holders of Ryan Beck who will receive consideration for the merger.

Response: We have revised the proxy statement to clarify the nature of the relationship of the optionholders to the merger parties in response to the Staff’s comment on page 12 of the Revised Proxy Statement.

* * * *

In accordance with your request in the comment letter, we have included a statement from Stifel acknowledging that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

March 7, 2007

•	Stifel may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses, please feel free to call me at 314-259-2447 or my colleague Scott Jarboe at 314-259-2367.

Respectfully submitted,

/s/ Robert J. Endicott

Robert J. Endicott

Enclosures

cc:	Ronald J. Kruszewski
David Minnick
James L. Nouss, Jr.
Scott T. Jarboe